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                                                                  Exhibit (a)(6)


                                   SUPPLEMENT
                                       TO
                          OFFER TO PURCHASE FOR CASH
                     UP TO 7,000 LIMITED PARTNERSHIP UNITS
                                      OF
                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                                       AT
                                  $275 PER UNIT
                                       BY
                      MADISON LIQUIDITY INVESTORS 117, LLC
                                (the "Purchaser")

         THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD HAVE BEEN EXTENDED, AND WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON NOVEMBER 20, 2001, UNLESS FURTHER EXTENDED.

         This Supplement provides additional information concerning the Purchaser's Offer, dated September 21, 2001, to purchase limited partnership Units in Marriott Residence Inn II Limited Partnership, a Delaware limited partnership (the "Partnership"). The Offer is made pursuant to the Purchaser's Offer to Purchase of that date, as previously supplemented and as supplemented hereby, and this Supplement should be read in conjunction therewith.

         Unitholders are urged to read carefully this Supplement and the Offer to Purchase, including the accompanying Agreement of Assignment and Transfer, before deciding whether to tender their Units.

         Unitholders should be aware of the following:

         Consideration for Units. The Purchaser is offering $275 per Unit, in cash, reduced by any cash distributions made or declared on or after September 21, 2001, with interest at the rate of 7% per annum from the Expiration Date to the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time. If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

         The Purchaser continues to believe, although it cannot guarantee, that the Offer may be an attractive one for many Unitholders, based on (i) the Offer Price being greater than current and recent historical secondary market prices,
(ii) the Partnership's historical operations and distribution performance, (iii) the nature and condition of the Partnership's properties and the future capital expenditure obligations they will require, (iv) the terms of the Partnership's indebtedness and the long-term management agreement encumbering such properties and (v) the financial and record-keeping benefits that will accrue to a Unitholder whose interest is purchased.

         Expiration Date. The Expiration Date of the Offer has been extended to 5:00 p.m., New York Time, on November 20, 2001 or such other date to which this Offer may be extended. The Purchaser is offering to pay interest on the Offer Price because the Partnership's Limited Partnership Agreement, which provides, among other things, that assignments become effective on the first day of a fiscal quarter of the Partnership, will in all likelihood delay payment for Units accepted for payment until after the first day of the Partnership's 2002 first fiscal quarter (approximately January 1, 2002). The Purchaser believes the Partnership's practice is to provide confirmation of transfers only after they have actually taken place, which may be some days or one or more weeks after the date of

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transfer. The Purchaser will pay for Units accepted for payment as soon as possible after receipt of confirmation of transfers.

         Conditions to the Offer. There are no conditions to the Offer based on minimum Units tendered, the availability of financing or otherwise determined by the success of the Offer. We may, however, not be obligated to purchase Units in the event certain conditions, set forth in the Offer to Purchase, occur prior to the Expiration Date, such as legal or governmental actions which would prohibit the purchase or if a material adverse change occurs with respect to the Partnership or its business (including extraordinary distributions by, or change in control of, the Partnership). The purpose of the condition described in clause (g) of Section 13 of the Offer to Purchase is to protect the Purchaser against actions the Partnership or others may take prior to the Purchaser's payment for Units which might impair their value or impose special or extraordinary obligations on the Purchaser as a result of ownership thereof. Subsequent to the Expiration Date and prior to payment for the Units, we will not be obligated to purchase any Units if a legal or governmental action would prohibit the purchase or if the Partnership does not transfer record ownership of the Units to us.

         Other Terms. Except as modified as described above, the terms of the Offer and other information set forth in the Offer to Purchase continue in full force and effect.

October 24, 2001

MADISON LIQUIDITY INVESTORS 117, LLC